BARBARA M. JOHNSON DIRECT DIAL: (617) 248-5090 EMAIL: BJOHNSON@CHOATE.COM	CHOATE, HALL & STEWART LLP EXCHANGE PLACE 53 STATE STREET BOSTON, MASSACHUSETTS 02109-2804 T (617) 248-5000 F (617) 248-4000 www.choate.com

June 27, 2005

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Craig Wilson

         Senior Assistant Chief Accountant

RE:	Open Text Corporation
Form 10-K for Fiscal Year Ended June 30, 2004
Forms 10-Q for Fiscal Quarters Ended September 30, 2004, December 31, 2004 and March 31, 2005
Forms 8-K dated February 8, 2005 and April 11, 2005
File No.: 000-27544

Dear Mr. Wilson:

On behalf of our client, Open Text Corporation (the “Company”), this letter reflects the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 9, 2005 to Mr. Alan Hoverd, the Company’s Chief Financial Officer.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 10-K for the Fiscal Year Ended June 30, 2004

Note 2. Significant Accounting Policies, page 65

Revenue Recognition, page 67

United States Securities and Exchange Commission

June 27, 2005

Comment 1.	We note disclosure on page 67 that you recognize revenues for your consulting contracts using the percentage of completion method of accounting. Tell us why you believe it is appropriate to use contract accounting for your consulting service arrangements. In this regard, footnote 1 of SOP 81-1 indicates that SOP 81-1 is not intended to apply to service transactions.

Answer 1:	The Company enters into two types of service contract arrangements related to its software licensing activities – what we will call for purposes of this response only “general implementation” and “specialized application” arrangements. Each of these is discussed in more detail in the following paragraphs.

Under general implementation arrangements, the Company offers training, consulting and integration services. These services involve planning for the implementation of the software, installing the software, training of customer personnel on the use of the software, configuring the software and building simple interfaces as requested by the customer to assist in the implementation of the Open Text software products. The agreements for these services generally also include other software elements. These services represent implementation services to meet the customer’s specific departmental needs that are not essential to the functionality of any other element of the transaction and are stated separately such that the total price of the arrangement (with the customer) is expected to vary as a result of the inclusion or exclusion of these services. The Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

The fee arrangement for general implementation services contracts are primarily time and materials based variable fee contracts that are less than, on average, six months in length. Revenue from these services is recognized at the time such services are rendered as the time is incurred by the Company. As a result, revenue from these contracts is recognized on a proportional performance method.

Under specialized application arrangements, the Company’s consulting group helps customers build enterprise –wide applications that integrate with the customer’s existing complex systems. These arrangements are generally fixed fee contracts to render specific consulting services which are essential to the functionality of the underlying software based on meeting substantially all of the criteria in paragraph 70 of SOP 97-2. In accordance with Technical Practice Aid 5100.48 and paragraph 64 of SOP 97-2, contract accounting as set out in paragraphs 74 – 91 of SOP 97-2 is applied. As a result, the percentage of completion method is followed for these specialized application arrangements for services relating to the performance of contracts to design or build complex systems.

United States Securities and Exchange Commission

June 27, 2005

The application of SOP 97-2 in a manner consistent with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts, does not apply to all of our consulting services contracts. The percentage of completion methodology applies only to a limited number of the specialized application services arrangements contracts.

The Company proposes to revise, prospectively, in its Annual Report on Form 10-K for the year ending June 30, 2005, the language relating to revenue recognition for service contracts as follows:

“Service revenues consist of revenues from consulting, implementation, training and integration services. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of these services. For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines VSOE of fair value for these services based upon normal pricing and discounting practices for these services when sold separately. These consulting and implementation services contracts are primarily time and materials based contracts that are, on average, less than six months in length. Revenue from these services is recognized at the time such services are rendered as the time is incurred by the Company.

The Company also enters into contracts that are primarily fixed fee arrangements to render specific consulting services. The percentage of completion method is applied to these more complex contracts that involve the provision of services relating to the design or building of complex systems, because these services are essential to the functionality of other elements in the arrangement. Under this method, the percentage of completion is calculated based on actual hours incurred compared to the estimated total hours for the services under the arrangement. For those fixed fee contracts where the services are not essential to the functionality of a software element, the proportional performance method is applied to recognize revenue. Revenues from training and integration services are recognized in the period in which these services are performed.

United States Securities and Exchange Commission

June 27, 2005

Note 7. Allowance for Doubtful Accounts, page 73

Comment 2.	Explain to us the nature of the adjustments during fiscal year 2004 to the allowance for doubtful accounts. In this regard, please clarify why there is a reduction to bad debt expense of $940,000 and a write-off/adjustment of $2,635,000. Clarify the reasons for the significant adjustments and the reasons for the inverse relationships, compared to prior years.

Answer 2:	The adjustments recorded to the Company’s allowance for doubtful accounts (“ADA”) during the year ended June 30, 2004 (“Fiscal 2004”) principally relate to the acquisitions completed by the Company in Fiscal 2004. The Company records accounts receivable acquired in an acquisition on a gross basis with an offsetting adjustment, as appropriate, to ADA to result in the recognition of accounts receivable acquired in a business combination at their net value. The increase in ADA due to the acquisition of IXOS Software AG (“IXOS”) in Fiscal 2004 was approximately $2.4M - the single largest component of the adjustment of $2,635,000 in Fiscal 2004.

The credit balance of $940,000 relating to the Fiscal 2004 bad debt expense is the result of a reduction (based on the Company’s ordinary quarterly assessment of the ADA) of the carrying value of the ADA during the year, that was unrelated to the acquisition of IXOS. On a quarterly basis, the Company performs an analysis of its accounts receivable on an account by account basis and records a provision to recognize estimated losses in the Company’s accounts receivables. The Company determined, as of the end of Fiscal 2004, that the carrying value of its ADA was higher than that which was required based upon its review of specific overdue accounts, payment histories on previously recorded ADA, and internal assessment of various metrics including the Company’s days sales outstanding and aging of accounts receivable (particularly those over 90 days) both of which had improved significantly over time. As a result, the carrying value of the ADA was adjusted and this adjustment was accounted for as a change in estimate under FAS 5 and APB 20. The Company did not reverse any ADA amounts recorded as a result of acquisitions through the income statements during Fiscal 2004.

Note 18, Acquisitions, page 84

Fiscal 2004, IXOS, page 84

Comment 3.	We refer you to your letter of November 23, 2004 and our response letter dated December 10, 2004. Tell us when you expect to file the restated financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003 and for the period from July 1, 2003 through March 1, 2004, in order to comply with the requirements of Rule 3-05 of Regulation S-X.

United States Securities and Exchange Commission

June 27, 2005

Answer 3:	Please see attached letter to Joel Levine, Associate Chief Accountant, Division of Corporation Finance dated June 24, 2005.

Comment 4.	Based on the operations of IXOS and the significant amount of research and development in their historical pre-acquisition financial statements, clarify why you allocated no amounts to IPR&D in your purchase price allocation of IXOS.

Answer 4:	Almost immediately prior to being acquired by the Company, IXOS released IXOS 6.0 (its most significant product) and began shipping the product to customers. IXOS 6.0 represents IXOS’ main product line and accordingly IXOS 6.0 represented the majority of IXOS’ research and development efforts in the period leading up to the Company’s acquisition. As a result of the timing of the release of IXOS 6.0, there was appreciably no IPR&D relating to IXOS’ principal product as of the date of acquisition. IXOS’ remaining in process R&D projects at the date of acquisition represented a significantly smaller proportion of its historical R&D spending. At the date of acquisition, the Company undertook a thorough review of these remaining projects and identified four smaller projects which were being worked on by the IXOS R&D organization at the time of the acquisition. Based on the Company’s assessment, the work being performed on three of the four projects was primarily on-going enhancements to the existing projects and was not significant new improvements to the features and functionality of existing products. The fourth project under development at the time of the acquisition was a product which the Company did not plan to continue to develop and market subsequent to the close of the acquisition.

In view of the above, the Company did not identify IPR&D which might otherwise be recognized as part of the purchase equation.

Comment 5.	Please note for future reference that if you refer to an independent appraisal firm, you should identify that firm and also include the expert’s consent when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

Answer 5:	As noted, the Company will in the future identify any independent appraisal firm being used by the Company and will include their consent when the reference is included in a filing in the 1993 Act environment in accordance with section 436(b) of Regulation C.

United States Securities and Exchange Commission

June 27, 2005

Forms 8-K dated February 8, 2005 and April 11, 2005

Comment 6.	We note your use of non-GAAP measures in your Form 8-K’s dated February 8, 2005 and April 11, 2005. Clarify how you considered the guidance in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Measures. In this regard, it does not appear that you have provided a transparent discussion regarding the material limitations associated with the use of the non-GAAP financial measures and the manner in which management compensates for these limitations.

Answer 6:	The Company reviewed and considered the guidance in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Measures, in connection with the disclosure of non-GAAP measures in its Forms 8-K. FAQ No. 8 addresses smoothing of earnings and the elimination of “recurring” items. The Company believed it was both important and useful to investors to report its financial results on the basis upon which the Company’s management makes its operational decisions. The items that the Company removed from the GAAP financial performance measure to arrive at the non-GAAP measures discussed in the Forms 8-K (namely, amortization of intangibles, restructuring costs, other income/expense and the taxation impact of these items) are items that the Company’s management does not take into account in making operational decisions. Therefore, the Company believes the non-GAAP measures provided by the Company are useful to an investor’s understanding of the Company’s financial performance.

We note the Staff’s comments and will expand the discussion in our future press releases to include a more robust and transparent discussion regarding the material limitations associated with the use of non-GAAP financial measures and the manner in which management compensates for these limitations.

Comment 7.	Also clarify your use of the term ‘non-operational charges’ and why you believe the items you have eliminated from your non-GAAP measure are considered ‘non-operational’. For example, amortization appears to be an operational item.

United States Securities and Exchange Commission

June 27, 2005

Further, it does not appear appropriate to suggest that measures required in accordance with GAAP are not meaningful in evaluating your financial performance.

Answer 7:	The Company has defined “non-operational charges” as those that do not impact operating decisions taken by the Company’s management regarding operational performance. The terms “operational” and “non-operational” are used by the Company for purposes of its disclosure in its Form 8-Ks to provide information based on the way management internally evaluates the performance of the business and not in the sense that they may be used under generally accepted accounting principles. When evaluating the Company’s business and making operational decisions, management excludes certain items from its analysis, such as restructuring costs and amortization of acquired intangibles. The Company therefore believes that it is important that its investors are able to assess the Company’s performance using the same evaluation measures that management uses to assess the Company’s performance and make operating decisions. As a result, the Company considers it appropriate and reasonable to provide supplementary measures to the GAAP measures that exclude certain items from its presentation of its financial results and to provide certain non-GAAP financial measures in the Company’s earnings releases. The Company will refrain from suggesting that “measures required in accordance with GAAP are not meaningful in evaluating financial performance” in future Forms 8-K and will also revise its future disclosures in Forms 8-K to clarify the definition of “non-operational charges” in the manner indicated above and use appropriate terminology to describe such charges.

*             *             *

The Company will reflect the appropriate above responses in its Annual Report on Form 10-K for the year ending June 30, 2005. In light of the Company’s responses to the Staff’s comments set forth above, the Company does not believe it is appropriate to amend any of its historical filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

June 27, 2005

Please address any future correspondence regarding this matter to the Company’s head office, attention General Counsel, at the following address:

Open Text Corporation

185 Columbia Street West

Waterloo, ON N2L 5Z5

Canada

Attn. General Counsel

Fax: 1-519-888-0254

If you have any questions with regard to the forgoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 248-5090.

Sincerely,

/s/ Barbara M. Johnson
Barbara M. Johnson

cc:	Alan Hoverd, Chief Financial Officer
John Trent, Vice President, General Counsel and Secretary
James Clarke, Assistant Secretary and Legal Counsel
Open Text Corporation
Stephen A. Hurwitz, Esquire

Attachment A

OPEN TEXT

C O R P O R A T I O N

June 24, 2005

Open Text Corporation
Mr Joel K Levine,	38 Leek Crescent
Associate Chief Accountant	Richmond Hill, ON L4B 4N8 Canada
Division of Corporation Finance	www.opentext.com • lnfo@opentext.com
United States Securities and Exchange Commission	TEL: 905-762-6001 • FAX: 905-762-6151
Washington, D.C. 20549
Via Fax: 202- 942- 2960

Re: Open Text Corporation: File No: 0-27544

Dear Mr. Levine,

This has reference to your letter to us dated December 10, 2004 (copy attached) wherein you have indicated that Open Text Corporation will be in substantial compliance with Regulation S-X Rule 3-05 if, in lieu of filing the restated 2001 financial statements of IXOS Software AG (“IXOS”), we include in our amended Form 8-K the audited financial statements of IXOS for the following periods:

1.	The restated audited financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003.

2.	The audited financial statements of IXOS from July 01, 2003 through March 1, 2004 (the date we began consolidating IXOS’ operating results in our financial statements).

As of the date of this letter, the restated audited financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003 are substantially ready for filing under an amended Form 8-K. We believe that we will be in a position to file these restated audited financial statements with the Securities and Exchange Commission (the “Commission”) by July 31, 2005.

With respect to the audited financial statements of IXOS from July 1, 2003 through March 1, 2004, we have not yet completed the audit. This is due to a number of factors, primarily including:

1.	changes in the audit firm engaged to audit the fiscal year 2004 financial statements as compared to that for 2003

2.	limitations on the availability of our IXOS finance personnel as a result of our reporting obligations for our fiscal year ending June 30, 2005 (“Fiscal 2005”) under PCAOB 2 and related Commission rules;

3.	limitations on the availability of our IXOS finance personnel as a result of our Fiscal 2005 interim and annual reporting obligations as a domestic registrant with the Commission, including the “accelerated filer” deadlines and related disclosure obligations; and

4.	limitations on availability of audit personnel at our independent auditor to complete all required procedures in accordance with the standards and requirements of the PCAOB and the Commission and to evaluate the application of U.S. generally accepted accounting principles to these statements.

Due to our requirement to file our Annual Report on Form 10-K on or before September 13, 2005, and based on discussions with our IXOS finance team and with our auditors in Germany, we currently believe the financial statements and the audit thereof of IXOS from July 1, 2003 through March 1, 2004 will be completed by October 31, 2005. As an alternative, we believe we could file audited financial statements of IXOS for the twelve month period ended June 30, 2004 by July 31, 2005.

In view of the above, we would propose to:

1.	file the restated audited financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003 under cover of a Form 8-K/A by July 31, 2005; and

2.	either (a) file the audited financial statements of IXOS for the eight months ended March 1, 2004 under cover of a Form 8-K/A by October 31, 2005 or (b) in lieu of making the filing discussed in Section 2(a) above, file the audited financial statements of IXOS for the year ended June 30, 2004 under cover of Form 8-K/A by July 31, 2005.

Once you have had an opportunity to review and consider our proposal, we would appreciate the opportunity to have a telephone discussion with respect to the alternatives available.

Sincerely

/s/ Alan Hoverd
Alan Hoverd Chief Financial Officer

cc:

Craig Wilson, United States Securities and Exchange Commission

Megan Akst, United States Securities and Exchange Commission

KPMG, LLP

Barbara M. Johnson, Choate, Hall & Stewart LLP

John Trent, VP General Counsel and Corporate Secretary, Open Text Corporation